WESTJET

FOR IMMEDIATE RELEASE

WestJet reports traffic statistics with a record January load factor of 75.9 per cent

CALGARY, Alberta. February 6, 2007. WestJet today announced its monthly traffic results reporting a January load factor of 75.9 per cent, on capacity of 1.2 billion available seat miles. This is the airline's best January load factor in history.

Sean Durfy, WestJet's President commented, "January's record load factor is particularly satisfying when considering our 19 per cent growth in capacity. Our seasonal deployment strategy showed significant year-over-year improvements from winter 2005 to 2006. As we execute this strategy in 2007, we are pleased our year-over-year revenue per available seat mile (RASM) for January is favourable and is tracking on target with our expectations."

January 2007 Traffic Results

	Monthly and Year-to-date 2007	Monthly and Year-to-date 2006	Per cent change
Load Factor	75.9%	75.5%	0.4 pts.
Available Seat Miles (ASM)	1,173.0 million	982.6 million	19
Revenue Passenger Miles (RPM)	890.0 million	741.8 million	20

"WestJet's continued penetration into transborder markets has been highly successful again this winter. Our Next-Generation aircraft, equipped with live seatback satellite televisions, coupled with our exceptional guest service is making us a clear industry leader in guest experience," said Sean Durfy. "Our bookings through January are strong and are in line with our expectations for the first quarter."

This discussion may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism, general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

\- 30 -

For additional information, please contact:

Gillian Bentley, Media Relations
Telephone: (403) 444-2615
E-mail: gbentley@westjet.com

April Crane, Investor Communications
Telephone: (403) 444-2254
E-mail: acrane@westjet.com

Website: westjet.com

82-34992

EARLY WARNING REPORT UNDER THE ALTERNATIVE MONTHLY REPORTING SYSTEM OF NATIONAL INSTRUMENT 62-103

1. *Name and address of the eligible institutional investor:*

   Fidelity Management & Research Company ("FMR Co.")
   82 Devonshire Street
   Boston, MA, 02109

   Pyramis Global Advisors, LLC ("PGALLC")
   53 State Street
   Boston, MA, 02109

   FMR Co., PGALLC, and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2. *Name of the reporting issuer:*

   Westjet Airlines Ltd.

3. *Period for which the report is filed:*

   Period ended January, 2006.

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

   Since Fidelity's last report filed on January 10, 2007, Fidelity's holdings have decreased by 6,696,200 shares. This represents a net decrease of 42.51% of the shares held by Fidelity.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

   Fidelity now holds 9,054,900 Common Shares representing approximately 7.35% of the outstanding shares of that class.

6. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:***

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

N/A.

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

9,054,900 Common Shares representing approximately 7.35% of the outstanding shares of that class.

7. *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The Common Shares of Westjet Airlines Ltd. were disposed of in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over Westjet Airlines Ltd. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares, dispose of some or all of the Common Shares they hold or continue to hold Common Shares.

8. *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

N/A.

9. *Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:*

N/A.

10. ***If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:***

N/A.

11. ***Eligibility to file reports under the alternative monthly reporting system:***

Fidelity is eligible to file this report under the alternative monthly reporting system of National Instrument 62-103.

12. ***Declaration:***

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED February 12, 2007

By: */s/"Eric D. Roiter"*

Name: Eric D. Roiter
Title: Senior V.P. & General Counsel – FMR Co.

By: */s/"Mike Howard"*

Name: Mike Howard
Title: Senior V.P. & Chief Financial Officer – PGALLC

WESTJET

FOR IMMEDIATE RELEASE

WestJet Announces Record Year-End Results with Net Earnings of $114.7 Million

Airline's record year-end diluted earnings increase to 88 cents a share

CALGARY, ALBERTA. Feb. 14, 2007. WestJet today announced its fourth quarter and full year financial results for 2006. The Company achieved record net earnings of $26.7 million for the fourth quarter of 2006 compared to $1.0 million in 2005, an impressive 26-fold increase. For the full year 2006, net earnings were a record $114.7 million compared to $24.0 million in 2005, an increase of 377.8 per cent.

Sean Durfy, WestJet's President said today, "Our 10th year of operations was highlighted by four record quarters, optimal load factors, industry-leading on-time performance and 12-consecutive months of profitability. We generated an operating margin of 11.2 per cent, one of the best in the North American airline industry. Our excellent performance was achieved through our strong growth, ability to contain costs and our continued commitment to our guests and our people."

The Company's 2006 performance delivered diluted earnings per share of 21 cents for the quarter, up from one cent in 2005. Diluted earnings per share for the 12 months ended December 31, 2006 rose to 88 cents from 19 cents in the same period in 2005, an increase of 363.2 per cent.

Fourth quarter revenue of $459.6 million, compared to $366.8 million in the fourth quarter of 2005 was an improvement of 25.3 per cent. Year-end revenue for 2006 was $1,773.7 million, increasing from $1,392.8 million in the same period 2005, a difference of 27.4 per cent.

WestJet's 2006 fourth quarter RASM was a strong 13.9 cents, compared to 13.6 cents in the same period in 2005; an improvement of 2.2 per cent. Year-end RASM was 14.2 cents, compared to 13.0 cents in 2005, an increase of 9.2 per cent.

"Our expectations that RASM in the fourth quarter of 2006 would track to that of 2005 were met. We are very pleased with revenue of 13.9 cents per available seat mile, given that we hit our fourth quarter revenue targets by increasing capacity 23 per cent," explained Durfy.

The airline's 2006 RASM results are most significant when looked at in relationship to fourth quarter and year-end capacity increases, as measured in available seat miles (ASMs). Fourth quarter ASMs for 2006 increased to 3.3 billion from 2.7 billion in 2005, an increase of 23.3 per cent. For the whole of 2006, ASMs increased to 12.5 billion compared to 10.7 billion in 2005, an increase of 17.3 per cent.

Strong load factors throughout 2006 showed consumer's acceptance of WestJet's increased capacity. Load factor for the quarter ended December 31, 2006 was 75.5 per cent, compared to

74.7 per cent in 2005. WestJet's year-end load factor of 78.2 per cent, compared to 74.6 per cent in 2005 was an increase of 3.6 points.

Given significant fourth quarter capacity increases and favourable load factor, yield for this period was a sound 18.4 cents per passenger mile, compared to 18.3 in the same period 2005. For the full year 2006, yield was 18.1 cents per passenger mile, compared to 17.5 cents in 2005, an increase of 3.4 per cent.

A continued focus on cost management resu' J in a fourth quarter decrease in cost per available seat mile (CASM) to 12.5 cents, comp .red to 13.3 cents in the fourth quarter 2005, a decline of 6.0 per cent. For the full year 2006, CASM was 12.6 cents compared to 12.5 cents in 2005. This is particularly significant considering oil prices in 2006 increased 17 per cent over that of 2005.

Excluding fuel, CASM in the last quarter of 2006 decreased to 9.3 cents compared to 9.7 cents in the same 2005 period, a decrease of 3.6 per cent. For the full year 2006, CASM excluding fuel was 9.2 cents, consistent with 2005.

WestJet flew 2.5 billion revenue passenger miles (RPMs) in the fourth quarter 2006, compared to 2.0 billion in the same period 2005, an increase of 24.7 per cent. Year-end 2006, the airline flew 9.8 billion RPMs compared to 8.0 billion in 2005, an increase of 23.0 per cent.

Sean Durfy went on to say, "We continue to maintain one of the most favourable balance sheets in the airline industry and ended the year with a debt to equity ratio of 2.3 to 1. Our corporate health is vibrant with significant advances in our guest loyalty and brand health metrics. We increased our presence, profile and revenue in Eastern Canada and among business travellers, and expect to see continuous improvements throughout 2007.

"Our 2006 growth came from 12-consecutive months of adding seats into the market. Our ability to match this capacity with the market's demands contributed largely to our profitable results.

"The announcement of two new sun destinations, West Palm Beach, Florida and our first international destination Nassau, Bahamas, strengthened our transborder business. Flying to U.S. sun destinations at the right times during the year has become a key component of our deployment strategy, tailoring our schedule to match the seasonal demands of the Canadian market.

"Our transborder and sun destinations further contributed to the success of WestJet Vacations. Launched in September 2006, the subsidiary of WestJet outperformed forecasted expectations in its first months of operations. WestJet Vacations has a distinct advantage over other tour operators by leveraging WestJet's aircraft, schedule and renowned guest experience, while operating in the same low-cost manner. We are looking forward to a full year of operation in 2007.

"Our strong relationship with our major charter partner, Transat Tours Canada, continues to be profitable. This association has been very beneficial and we are extremely pleased to renew this partnership through 2010.

"In an industry with historically low margins ancillary revenues including buy-on-board, headsets, service fees and pay-per-view inflight movies play an important role in maximizing our profits while enhancing our product offering for our guests. These high margin items contributed $74.8 million to revenue in 2006, an increase of 67.6 per cent over 2005.

"The reach of our network, along with our strategic route planning, has allowed us to spread our operational costs over more flying hours. Utilization of our aircraft increased five per cent to 11.9 block hours in 2006.

"While utilization played a role in our cost controls, we kept our CASM on par with last year by continuing to purchase fuel on the open market. With the retirement of our last 200-series aircraft early in the year, we now have the most modern fleet of jet aircraft in North America. Operating one type of aircraft continues to minimize our costs associated with the price of jet fuel as well as the cost of maintenance and training.

"We finished 2006 with industry-leading performance in three major airline indicators: on-time performance, completion rates and baggage. WestJet is one of only two North American airlines to achieve a top-five ranking for year-end results in all three categories, with an on-time performance* of 81.7; a completion rate** of 99.5 per cent and a baggage ratio*** of 4.64. Our emphasis on these measures is an indication of WestJet's commitment to making our guest's experience stress-free from start to finish.

"We are confident in our ability to continue to deliver industry-leading performance through the dedication of all WestJetters and the strong leadership of the executive team. Our commitment to our guests and the success of WestJet comes from the heart of every WestJetter. We were pleased to be acknowledged throughout the year for our hard work. In 2006, Canadian Business Magazine recognized our Sales Super Centre as the best call centre in the country and our brand as one of the top three best managed in Canada. We were thrilled to receive the award for Canada's Most Admired Corporate Culture for the second year in a row, a testament to the hard work and dedication of our people.

"With such an encouraging year behind us we will leverage this success for continued growth and profitability. Our team is strong with the insight, experience and energy necessary to carry the same momentum into 2007 and beyond."

As at January 31, 2007, WestJet had 124,227,072 common voting shares outstanding, 5,506,137 variable voting shares outstanding and 14,644,719 stock options outstanding.

---

* On-time performance – the percentage of domestic scheduled flights that arrive within 15 minutes of the scheduled arrival time or earlier.

** Completion rate – the percentage of scheduled domestic flight legs flown. Calculated as the number of domestic scheduled flight legs operated divided by the number of domestic scheduled flight legs.

*** Baggage ratio – the number of delayed/lost baggage files per every 1,000 guests flown

WestJet Airlines Ltd.
Consolidated Balance Sheets
December 31, 2006 and, December 31, 2005 (Unaudited)
(Stated in Thousands of Dollars)

	December 31 2006	December 31 2005
Assets		
Current assets:		
Cash and cash equivalents (note 3)	$ 377,517	$ 259,640
Accounts receivable	12,645	8,022
Income taxes recoverable	13,820	13,909
Assets held for sale (note 1)	13,157	-
Prepaid expenses and deposits	30,727	31,746
Inventory	8,200	6,259
	456,066	319,576
Property and equipment (note 1)	2,158,746	1,803,497
Other assets	111,715	90,019
	$ 2,726,527	$ 2,213,092
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 121,157	$ 100,052
Advance ticket sales	148,743	127,450
Non-refundable guest credits	40,508	32,814
Current portion of long-term debt (note 2)	153,720	114,115
Current portion of obligations under capital lease (note 5(b))	356	2,466
	464,484	376,897
Long-term debt (note 2)	1,291,136	1,044,719
Obligations under capital lease (note 5(b))	1,483	1,690
Other liabilities	14,114	16,982
Future income tax	149,283	102,651
	1,920,500	1,542,939
Shareholders' equity:		
Share capital (note 4(a))	431,248	429,613

Contributed surplus (note 4(e))	58,656	39,093
Retained earnings	316,123	201,447
	806,027	670,153
Commitments and contingencies (note 5)		
	$ 2,726,527	$ 2,213,092

WestJet Airlines Ltd.
Consolidated Statements of Earnings and Retained Earnings
For the periods ended December 31, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Revenues:				
Guest revenues	$ 411,170	$ 327,425	$ 1,558,471	$ 1,207,075
Charter and other	44,197	37,161	201,400	179,379
Interest income	4,279	2,194	13,815	6,308
	459,646	366,780	1,773,686	1,392,762
Expenses:				
Aircraft fuel	106,307	98,921	425,506	354,065
Airport operations	71,015	56,571	262,310	219,144
Flight operations and navigational charges	62,299	47,453	229,821	183,463
Sales and marketing	41,705	37,071	154,734	124,154
Depreciation and amortization	30,115	27,639	111,442	106,624
General and administration	21,901	19,735	79,817	71,610
Interest expense	19,297	14,817	70,196	55,496
Inflight	18,610	13,825	67,220	53,005
Aircraft leasing (note 3)	17,647	19,221	71,432	65,647
Maintenance	17,437	15,970	69,975	71,397
Guest services	8,487	7,459	31,739	27,322
	414,820	358,682	1,574,192	1,331,927
Earnings from operations	44,826	8,098	199,494	60,835
Non-operating income (expense):				
Gain (loss) on				

foreign exchange	2,783	(246)	32	(2,729)
Gain (loss) on disposal of property and equipment	47	(573)	839	(98)
Non-recurring expenses (note 5(c))	-	-	(15,600)	-
	2,830	(819)	(14,729)	(2,827)
Employee profit share (note 6)	(5,355)	(757)	(20,284)	(6,033)
Earnings before income taxes	42,301	6,522	164,481	51,975
Income tax (expense) recovery (note 7):				
Current	(886)	2,409	(3,170)	7,367
Future	(14,764)	(7,894)	(46,635)	(35,341)
	(15,650)	(5,485)	(49,805)	(27,974)
Net earnings	$ 26,651	$ 1,037	$ 114,676	$ 24,001

WestJet Airlines Ltd.
Consolidated Statements of Earnings and Retained Earnings (Continued)
For the periods ended December 31, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Retained earnings, beginning of period	$ 289,472	$ 200,410	$ 201,447	$ 177,446
Net earnings	26,651	1,037	114,676	24,001
Retained earnings, end of period	$ 316,123	$ 201,447	$ 316,123	$ 201,447

Earnings per share (note 4(c)):				
Basic	$ 0.21	$ 0.01	$ 0.88	$ 0.19
Diluted	$ 0.21	$ 0.01	$ 0.88	$ 0.19

Operating highlights:				
Available seat miles	3,314,759,901	2,687,758,534	12,524,379,943	10,672,983,797
Revenue passenger miles	2,502,375,293	2,006,917,920	9,791,878,403	7,957,738,384
Load factor	75.5%	74.7%	78.2%	74.6%
Revenue per passenger mile (cents)	18.4	18.3	18.1	17.5
Revenue per available seat mile (cents)	13.9	13.6	14.2	13.0
Cost per passenger mile (cents)	16.6	17.9	16.1	16.7
Cost per available seat mile (cents)	12.5	13.3	12.6	12.5
Fuel consumption (litres)	165,605,465	133,911,923	617,963,429	552,382,525
Fuel cost/litre (cents)	64.2	73.9	68.9	64.1
Segment guests	2,889,435	2,449,198	11,168,027	9,423,279
Average stage length	827	794	833	802
Number of full-time equivalent employees at quarter end	4,974	4,285	4,974	4,285
Fleet size at quarter end	63	56	63	56
Aircraft available for use	63	55	63	55

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended December 31, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended December 31 2006	2005	Twelve Months Ended December 31 2006	2005
Cash provided by (used in):				
Operating activities:				
Net earnings	$ 26,651	$ 1,037	$ 114,676	$ 24,001
Items not involving cash:				
Depreciation and amortization	30,115	27,639	111,442	106,624
Amortization of other liabilities	(217)	(217)	(868)	(604)
Amortization of hedge settlements	384	348	1,427	1,391
Loss (gain) on disposal of property and equipment	(47)	573	(839)	98
Loss on disposal of aircraft parts	(91)	(24)	(1,233)	(1,126)
Stock-based compensation expense	5,708	4,644	21,205	17,604
Issued from treasury stock	-	1,712	-	17,705
Future income tax expense	14,764	7,894	46,635	35,341
Decrease (increase) in non-cash working capital	(19,363)	(4,185)	43,707	46,290
	57,904	39,421	336,152	247,324
Financing activities:				
Repayment of long-term debt	(36,554)	(28,708)	(132,559)	(100,487)
Increase in long-term debt	37,811	144,369	418,581	256,385
Decrease in obligations under capital lease	(85)	(529)	(480)	(5,846)
Increase in other liabilities	-	(1)	-	8,479
Share issuance costs	-	(32)	(10)	(215)

Increase in other assets	(9,714)	(409)	(28,139)	(14,350)
Issuance of common shares	-	1,712	-	21,094
Increase in non-cash working capital	-	-	(1,071)	(837)
	(8,542)	116,402	256,322	164,223
Investing activities:				
Aircraft additions	(43,789)	(146,813)	(438,906)	(660,947)
Aircraft disposals	56	3,382	3,822	404,583
Other property and equipment additions	(7,121)	(10,103)	(41,124)	(44,969)
Other property and equipment disposals	65	390	1,611	894
	(50,789)	(153,144)	(474,597)	(300,439)
Net change in cash	(1,427)	2,679	117,877	111,108
Cash, beginning of period	378,944	256,961	259,640	148,532
Cash, end of period	$ 377,517	$ 259,640	$ 377,517	$ 259,640

Cash is defined as cash and cash equivalents.

Cash interest paid during the three and 12 months ended December 31, 2006 were $19,346,000 (2005 - $14,272,000), and $ 67,077,000 (2005 - $54,688,000), respectively.

Net cash taxes paid during the three and 12 months ended December 31, 2006 were $544,000 (2005 - $5,146,000), and $3,081,000 (2005 - $10,151,000), respectively.

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements
For the periods ended December 31, 2006 and 2005 (Unaudited)
(Tabular dollar Amounts are Stated in Thousands, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the

same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. Property and equipment:

December 31, 2006	Cost	Accumulated Depreciation	Net book value
Aircraft - Next-Generation	$ 2,086,301	$ 185,526	$ 1,900,775
Ground property and equipment	153,896	65,854	88,042
Spare engines and parts - Next-Generation	70,459	10,145	60,314
Buildings	40,028	4,825	35,203
Leasehold improvements	6,914	4,579	2,335
Assets under capital lease	2,481	694	1,787
	2,360,079	271,623	2,088,456
Deposits on aircraft	38,011	-	38,011
Assets under development	32,279	-	32,279
	$ 2,430,369	$ 271,623	$ 2,158,746

December 31, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - Next-Generation	1,619,850	102,914	1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts - Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Spare engines and parts - 200 series	12,547	11,128	1,419
Aircraft - 200 series	3,892	2,861	1,031
Aircraft under capital lease	19,475	19,475	-

	1,907,168	205,086	1,702,082
Deposits on aircraft	73,493	-	73,493
Assets under development	27,922	-	27,922
	2,008,583	205,086	1,803,497

Subsequent to year-end the Corporation announced the suspension of the aiRES project while an amendment to the contract is negotiated. If the negotiation is unsuccessful, the parties will each be in a position to proceed with claims against each other. While the Corporation is committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and may have a significant impact on the financial statements of future periods. As at December 31, 2006, $31,869,000 (2005 - $16,781,000) is included in assets under development for costs related to the aiRES project.

During the three and 12 months ended December 31, 2006 property and equipment was acquired at an aggregate cost of $NIL (2005 - $1,020,000) and $192,000 (2005 - $2,137,000), respectively, by means of capital leases.

The Corporation has entered into agreements to sell certain spare engines and aircraft parts to an unrelated third party. At December 31, 2006, these engines and parts have been taken out of revenue generating service and are included at their net book value in current assets, as assets held for sale. These transactions were completed in early 2007.

2. Long-term debt:

	December 31, 2006	December 31, 2005
$1,709,467,000 in 45 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal installments ranging from $ 674,000 to $ 955,000, including fixed interest at a weighted average rate of 5.31%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 32 700-series aircraft and 13 600-series aircraft.	$ 1,393,439	$ 1,114,506
$35,000,000 in three individual term loans, repayable in monthly installments ranging from $ 104,000 to $ 166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88% as at		

December 31, 2006, maturing between 2008 and 2011, secured by three Next-Generation flight simulators.	26,223	19,615
$16,968,000 in 24 individual term loans, amortized on a straight line basis over a five year term, repayable in quarterly principal installments ranging from $29,000 to $47,000, including floating interest at the Canadian LIBOR rate plus 0.08% with a weighted average effective interest rate of 4.35% as at December 31, 2006 maturing between 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	11,699	10,462
$12,000,000 term loan repayable in monthly installments of $108,000 including interest at 9.03% maturing April 2011, secured by the Calgary hangar facility.	10,426	10,767
$4,550,000 term loan repayable in monthly installments of $50,000 including floating interest at the bank's prime plus 0.50%, with an effective interest rate of 6.50% as at December 31, 2006, maturing April 2013, secured by the Calgary hangar facility.	3,069	3,484
	1,444,856	1,158,834
Less current portion	153,720	114,115
	$ 1,291,136	$ 1,044,719

Future scheduled repayments of long-term debt are as follows:

2007	$ 153,720
2008	161,425
2009	145,593
2010	144,877
2011	157,466
2012 and thereafter	681,775

1,444,856

During 2006, the Corporation acquired 12 aircraft supported by loan guarantees from the Export-Import Bank of the United States ("Ex-Im Bank"). In 2005, the Corporation completed financing arrangements for US $386.1 million for the purchase of seven aircraft delivered in 2005 and six aircraft delivered between February and June 2006. In 2006, the Corporation completed financing arrangements for US $191.1 million to support the acquisition of six aircraft delivered between July and December 2006. As at December 31, 2006, the Corporation has accepted the 12 2006 aircraft deliveries under these facilities and drew a total of CAD $409.6 million (US $360.6 million).

These facilities were drawn in Canadian dollars, in separate instalments, with five- and 12-year terms for live satellite television equipment and new aircraft, respectively. Each loan is amortized on a straight-line basis over the respective terms in quarterly principal instalments, and interest calculated on the outstanding balance.

As at December 31, 2006, the Corporation has an unutilized and uncancelled balance of a final commitment from Ex-Im Bank totalling US $1 million for the purchase of live satellite television systems. The Corporation also has a total preliminary commitment from Ex-Im Bank for US $240.2 million for seven aircraft to be delivered between 2007 and 2008.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

3. Financial instruments:

At December 31, 2006, the Corporation had US dollar cash and cash equivalents totalling US$32,019,000 (December 31, 2005 - US $35,453,000).

As at December 31, 2006 cash and cash equivalents include US $5,279,000 (2005 - US $6,470,000) and CAD $1,858,000 (2005 - $NIL) of restricted cash. US $186,000 (2005 - US $153,000) is cash not yet remitted for passenger facility charges.

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.11 for the payment period from October 2006 to March 2007 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. This contract has been designated as a fair value hedge for accounting purposes. The estimated fair market value of the remaining contract as at December 31, 2006 is a gain of CAD $369,000.

4. Share capital:

a) Issued and outstanding:

	Three Months Ended	Twelve Months Ended

	December 31, 2006		December 31, 2006	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	129,578,305	$ 429,711	129,575,099	$ 429,613
Exercise of options	70,383	-	73,589	-
Stock based compensation on stock options exercised	-	1,537	-	1,642
Issued from treasury	-	-	-	-
Share issuance costs	-	-	-	(10)
Tax benefit of issue costs	-	-	-	3
Balance, end of period	129,648,688	$ 431,248	129,648,688	$ 431,248

	Three Months Ended December 31, 2005		Twelve Months Ended December 31, 2005	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	129,240,797	$ 426,172	125,497,407	$ 390,469
Exercise of options	1,109	-	1,333,791	3,389
Stock-based compensation of stock options exercised	-	38	-	488
Issued from treasury	333,193	3,424	2,743,901	35,410
Share issuance costs	-	(32)	-	(215)
Tax benefit of issue costs	-	11	-	72
Balance, end of period	129,575,099	$ 429,613	129,575,099	$ 429,613

As at December 31, 2006, the number of common voting shares and variable voting shares amounted to 124,495,951 (December 31, 2005 - 119,378,637) and 5,152,737 (December 31, 2005 - 10,196,462) respectively.

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. The Corporation's share of the contributions is recorded as compensation expense and amounted to $8,098,000 (2005 - $5,979,000) and $28,209,000 (2005 - $21,690,000), for the three and 12 months ended December 31, 2006, respectively.

For the period January to October 2005, shares under the ESPP were issued from treasury at the current market price. Subsequent to this period and continuing throughout 2006, the Corporation elected to purchase these shares through the open market and will continue to review this option in the

future. For the three and 12 months ended December 31, 2006 $NIL of common shares were issued from treasury (three months ended December 31, 2005 - $3,424,000, 12 months ended December 31, 2005 - $35,410,000), of which $NIL (three months ended December 31, 2005 - $1,712,000, 12 months ended December 31, 2005 - $17,705,000) represented the Corporation's matching contribution for employee contributions, for which no cash was exchanged.

Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

b) Stock option plans:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended December 31, 2006		Twelve Months Ended December 31, 2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	15,402,249	$ 13.16	11,428,718	$ 13.94
Issued	74,415	12.57	5,980,660	11.82
Exercised	(405,393)	11.21	(433,129)	11.21
Cancelled	(22,878)	11.82	(332,711)	13.19
Expired	(2,192)	13.69	(1,597,337)	13.78
Stock options outstanding, end of period	15,046,201	$ 13.21	15,046,201	$ 13.21
Exercisable, end of period	4,846,236	$ 13.63	4,846,236	$ 13.63

	Three Months Ended December 31, 2005		Twelve Months Ended December 31, 2005	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding,				

beginning of period	11,532,737	$ 13.93	10,682,082	$ 12.37
Issued	4,106	9.74	4,474,184	14.46
Exercised	(7,735)	10.66	(3,506,625)	9.82
Cancelled	(26,776)	13.92	(147,309)	14.53
Repurchased	(66,724)	11.99	(66,724)	11.99
Expired	(6,890)	13.79	(6,890)	13.79
Stock options outstanding, end of period	11,428,718	$ 13.94	11,428,718	$ 13.94
Exercisable, end of period	3,920,623	$ 12.24	3,920,623	$ 12.24

Under the terms of the Corporation's stock option plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the difference between the market value of the options and the exercise price. For the three and 12 months ended December 31, 2006, option holders exercised 405,393 and 433,129 options, respectively (three months ended December 31, 2005 - 7,735, 12 months ended December 31, 2005 - 3,151,923) on a cashless settlement basis and received 70,383 and 73,589 shares respectively (three months ended December 31, 2005 - 1,109 shares, 12 months ended December 31, 2005 - 979,089 shares).

c) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Weighted average number of shares outstanding - basic	129,607,483	129,493,512	129,585,403	128,031,694
Effect of dilutive employee stock options	292,076	61,654	124,321	392,408
Weighted average number of shares outstanding - diluted	129,899,559	129,555,166	129,709,724	128,424,102

For the three and 12 month periods ended December 31, 2006, 12,729,564 and 12,823,662 (three months ended December 31, 2005 - 9,048,288, 12 months ended December 31, 2005 - 8,672,329) options, respectively, were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fàir value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Stock-based compensation expense included in flight operations and general and administration expenses totalled $5,708,000 and $21,205,000 for the three and 12 months ended December 31, 2006, respectively, (three months ended December 31, 2005 - $4,644,000, 12 months ended December 31, 2005 - 17,604,000, net of repurchase of $320,000).

The fair market value of options granted during the three and 12 months ended December 31, 2006 and 2005 and the assumptions used in their determination are as follows:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Weighted average fair market value per option	$ 4.36	$ 3.52	$ 4.29	$ 5.26
Average risk free interest rate	4.00%	3.83%	4.23%	3.40%
Average volatility	40%	42%	42%	43%
Expected life (years)	3.6	3.7	3.6	3.7
Dividends per share	$ -	$ -	$ -	$ -

The Corporation has not incorporated an estimated forfeiture rate for stock options that will not vest. Rather, the Corporation accounts for actual forfeitures as they occur.

e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	2006	2005
Balance, beginning of period	$ 54,485	$ 34,487	$ 39,093	$ 21,977
Stock - based compensation expense	5,708	4,644	21,205	17,604
Stock options exercised	(1,537)	(38)	(1,642)	(488)

Balance, end of period	$ 58,656	$ 39,093	$ 58,656	$ 39,093

5. Commitments and contingencies:

a) Aircraft:

The Corporation has committed to purchase six 737-700s, and one 737-800 Next-Generation aircraft to be delivered over the course 2007 and 2008.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

2007	$ 153,255
2008	101,330
2009	5,343
	$ 259,928

b) Leasehold Commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2007	$ 444	$ 102,375
2008	444	118,338
2009	444	137,906
2010	698	141,627
2011	38	139,453
2012 and thereafter	-	598,092
Total lease payments	2,068	$ 1,237,791
Less weighted average imputed interest at 5.29%	(229)	
Net minimum lease payments	1,839	
Less current portion of obligations under capital lease	(356)	
Obligations under capital lease	$ 1,483	

The Corporation has committed to lease an additional 11 737-700 aircraft and two 737-800 aircraft to be delivered between 2007 and 2009, for terms ranging between eight- and 10-years, in US dollars. These amounts have been included at their Canadian dollar equivalent in the above table and US dollar equivalent in the table below.

The Corporation has certain operating leases primarily related to aircraft that are denominated in US dollars. The US dollar amounts of these operating leases, which have been included at their Canadian dollar equivalent above, are as follows:

2007	$ 76,430
2008	92,673
2009	114,343
2010	119,154
2011	119,067
2012 and thereafter	500,035
	1,021,702

c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against the Corporation. Air Canada claimed damages in the amount of $220 million in an amendment to its Statement of Claim. On May 29, 2006, as a full settlement, the Corporation agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. Air Canada accepted the Corporation's apology and withdrew its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs totalling $15.6 million have paid as at December 31, 2006 and have been included in non-recurring expenses.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these and any outstanding matters will not have a

material effect upon the Corporation's financial position, results of operations or cash flows.

6. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

7. Income taxes:

During the second quarter of 2006, the federal government and various provinces in which the Corporation operates enacted legislation reducing the federal and provincial statutory income tax rates. The impact of this legislation is a reduction of the Corporation's liability and provision for future income taxes of $11.3 million in the three-months ended June 30, 2006. The federal government also eliminated the large corporations tax (LCT) effective January 1, 2006, which created a reversal of approximately $1 million in the second quarter of 2006 of LCT already accrued as current tax expense in the year.

8. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.

Conference call information:

WestJet will hold a live analysts' conference call today at 9 a.m. MST (11 a.m. EST). Clive Beddoe, Chairman and CEO, Sean Durfy, President and Derek Payne, Vice-President, Finance and Corporate Services will discuss WestJet's 2006 fourth quarter and year-end results and answer questions from financial analysts. Following the analysts' question period, members of the media are invited to participate in a question and answer session as time permits. The conference call is available through the toll-free telephone number 1-888-564-1610. Participants are encouraged to join the call 10 minutes prior to the scheduled start, at 8:50 a.m. MST (10:50 EST). The call can also be heard live through an Internet webcast in the Investor Relations section of westjet.com.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
Gillian Bentley, Media Relations
Tel: (403) 444-2615
E-mail: gbentley@westjet.com

April Crane, Investor Communications
Tel : (403) 444-2254
E-mail: acrane@westjet.com

Website: www.westjet.com

82-34992

CIBC Mellon Trust Company | CIBC Mellon

February 15, 2007

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Government of the Northwest Territories
Government of Nunavut
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
Office of the Administrator of the Securities Act, New Brunswick
British Columbia Securities Commission
Autorité des marchés financiers
Government of Yukon

SEC MAIL PROCESSING RECEIVED MAR - 1 2007 WASH, D.C. 213 SEC

Dear Sirs:

RE: WESTJET AIRLINES LTD.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual & Special Meeting of Shareholders:

DATE OF MEETING:	May 1, 2007
RECORD DATE FOR NOTICE:	March 20, 2007
RECORD DATE FOR VOTING:	March 20, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 20, 2007
SECURITIES ENTITLED TO NOTICE:	Variable Common
SECURITIES ENTITLED TO VOTE:	Variable Common

Yours very truly,
CIBC MELLON TRUST COMPANY
Trust Central Services

cc: CDS & Co. (Via Fax)
cc: scarriere @westjet.com

bb\NM_WestJet

END